UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 24, 2023

Commission File Number: 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

OTHER EVENTS

Acquisition of Teko Energy Pty Ltd and its 50% subsidiary Admiral Energy Corporation Pty Ltd.

On July 21, 2023 Integrated Media Technology Limited (“IMTE” or “Company”) completed a conditional sale and purchase agreement (“Sale and Purchase Agreement”) to acquire 100% equity interests in Teko Energy Pty Ltd (“TEP”) and its 50% subsidiary Admiral Energy Corporation Pty Ltd. (“AEC”) for US$750,000 which shall be paid by the issuance of a total of 3,000,0000 ordinary shares, representing a share issuance of US$0.25 per share, in the Company.

TEP is an investment holding company and its 50% subsidiary Admiral Energy Corporation Pty Ltd has a joint venture agreement with Admiral Global DMCC, a company incorporated in Dubai, United Arab Emirates. AEC is in the business of marketing, promoting and distributing new energy products including new energy storage solutions, new energy charging stations and new energy vehicles under the brand “Admiral Energy” in the Territories of Australia, New Zealand, China (including Hong Kong, Taiwan and Macau), South Korea, Japan, Vietnam, Cambodia, Thailand, Malaysia, Indonesia, Singapore, Laos, Myanmar, and the Philippines.

The foregoing description of the Sale and Purchase Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 24, 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Sale and Purchase Agreement for Teko Energy Pty Ltd and its 50% subsidiary Admiral Energy Corporation Pty Ltd

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